UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15) 1

Duff & Phelps Utility and Corporate Bond Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26432K108

(CUSIP Number)

Jodi L. Hedberg, Chief Compliance Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26432K108	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 26432K108	13D	Page 3 of 6 Pages

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned ("Amendment No. 15"). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this Amendment No. 15 relates are owned directly by the accounts managed by Karpus;

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 0 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney.

CUSIP No. 26432K108	13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5A. is hereby amended and restated to read as follows:

A.	Karpus

(a)	As of the close of business on March 8, 2021, Karpus beneficially owned the 0 Shares held in the Accounts.

  Percentage:   Approximately 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	See Section 5(e) below.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As a result of the Issuer's merger into DNP Select Income Fund Inc. (DNP) effective March 8, 2021, all of the Reporting Persons' Shares were converted into shares of DNP, and the Reporting Persons no longer hold any shares in the Issuer. The Reporting Persons ceased to be a beneficial owner of any Shares effective March 8, 2021.

CUSIP No. 26432K108	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KARPUS MANAGEMENT, INC.

Dated: March 10, 2021	By:	/s/ Jodi L. Hedberg
Name: Jodi L. Hedberg Title: Chief Compliance Officer

CUSIP No. 26432K108	13D	Page 6 of 6 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Jodi L. Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Marijoyce Ryan	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares
Carlos Manuel Yuste	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares